Filed Pursuant to Rule 424(b)(3)
Registration No. 333-288823

PROSPECTUS

2,090,558 Common Shares

This prospectus covers up to 2,090,558 common shares of Alpha Cognition Inc. (the “Company”, “Alpha”, “we” or “our”) that may be offered for resale or otherwise disposed of by the selling stockholders set forth under the caption “Selling Stockholders” beginning on page 15 of this prospectus, including their pledges, assignees or successors-in-interest.

The common shares offered for resale consist of (i) 801,413 common shares issued upon conversion of $4,545,000.00 USD principal amount of convertible notes of the Company at a conversion price of $5.75 per share, (ii) 646,253 common shares issuable upon exercise of warrants exercisable on or before September 24, 2029 at an exercise price of $7.19 per share and (iii) 642,892 common shares issuable upon exercise of warrants exercisable on or before November 8, 2029 at an exercise price of $7.18 per share, in each case, issued to our selling stockholders. The selling stockholders acquired their convertible notes and warrants from us in a private placement transaction that closed on September 24, 2024 (the “Private Placement”). Please see “Description of Private Placement” beginning on page 15 of this prospectus.

We will not receive any proceeds from the sale of common shares by the selling stockholders.

The selling stockholders may offer all or part of the shares registered hereby for resale from time to time through public or private transactions, at either prevailing market prices or at privately negotiated prices. Our registration of the common shares covered by this prospectus does not mean that the selling stockholders will offer or sell any of the common shares. With regard only to the shares the selling stockholders sell for their own behalf, such selling stockholder may be deemed an “underwriter” within the meaning of the Securities Act of 1933, as amended (the “Securities Act”).

Our common shares are currently traded on the Nasdaq Capital Market (the “Nasdaq”) under the symbol “ACOG”.

On July 17, 2025, the last reported sale price of our common shares on the Nasdaq was $10.27.

We are an “emerging growth company” and “smaller reporting company” under applicable federal securities laws and are subject to reduced public company reporting requirements.

Investing in our securities involves risks. You should carefully review the risks and uncertainties described under the heading “Risk Factors” beginning on page 7 of this prospectus, any applicable prospectus supplement or any related free writing prospectus, and in any documents incorporated by reference herein or therein before investing in our securities.

The selling stockholders may sell the securities directly to or through underwriters or dealers, and also to other purchasers or through agents on a continuous or delayed basis. The names of any underwriters or agents that are included in a sale of securities to you, and any applicable commissions or discounts, will be stated in any accompanying prospectus supplement. In addition, the underwriters, if any, may over-allot a portion of the securities.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is July 25, 2025

TABLE OF CONTENTS

PROSPECTUS

i

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form S-3 that Alpha Cognition Inc., a British Columbia corporation, which is also referred to as the “Company,” “Alpha Cognition,” “we,” “us,” “ourselves” and “our,” has filed with the United States Securities and Exchange Commission (the “SEC”) using a “shelf” registration procedure. Under this procedure, we may offer and sell at any time and from time to time, in one or more offerings, any combination of the securities described in this prospectus.

Any prospectus supplement may add, update, or change information contained in this prospectus. Any statement that we make in this prospectus will be modified or superseded by any inconsistent statement made by us in any prospectus supplement. The information in this prospectus is accurate as of its date. Additional information, including our financial statements and the notes thereto, is incorporated in this prospectus by reference to our reports filed with the SEC. Therefore, before you invest in our securities, you should carefully read this prospectus and any prospectus supplement relating to the securities offered to you together with the additional information incorporated by reference in this prospectus and any prospectus supplement (including the documents described under the heading “Where You Can Find More Information” and “Documents Incorporated by Reference” in both this prospectus and any prospectus supplement).

This prospectus incorporates by reference, and any prospectus supplement or free writing prospectus may contain and incorporate by reference, market data and industry statistics and forecasts that are based on independent industry publications and other publicly available information. Although we believe these sources are reliable, we do not guarantee the accuracy or completeness of this information and we have not independently verified this information. In addition, the market and industry data and forecasts that may be included or incorporated by reference in this prospectus, any prospectus supplement or any applicable free writing prospectus may involve estimates, assumptions and other risks and uncertainties and are subject to change based on various factors, including those discussed under the heading “Risk Factors” contained in this prospectus, the applicable prospectus supplement and any applicable free writing prospectus, and under similar headings in other documents that are incorporated by reference into this prospectus. Accordingly, you should not place undue reliance on this information.

You should rely only on the information contained in or incorporated by reference in this prospectus or any prospectus supplement. Neither we nor the selling stockholders have authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. Neither we, the selling stockholders nor anyone acting on our behalf is making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information incorporated by reference or provided in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents.

ii

PROSPECTUS SUMMARY

This summary highlights information contained in other parts of this prospectus and in the documents we incorporate by reference. Because it is only a summary, it does not contain all of the information that you should consider before investing in our common stock and it is qualified in its entirety by, and should be read in conjunction with, the more detailed information appearing elsewhere or incorporated by reference in this prospectus. You should read all such documents carefully, especially the risk factors and our consolidated financial statements and the related notes included or incorporated by reference in this prospectus, before deciding to buy shares of our common stock.

Overview

We are a biopharmaceutical company dedicated to developing treatments for patients suffering from neurodegenerative diseases, such as Alzheimer’s disease (“Alzheimer’s disease” or “AD”), for which there are limited or no treatment options. We focus on the development of commercial manufacturing and commercial sales of ZUNVEYL oral tablet formulation. Our commercial development program for ZUNVEYL is primarily focused on building a long-term care commercial team that can focus on providing key points of differentiation, exploiting key issues with existing AChEI treatments, and franchising potential additional indications and new products.

We launched ZUNVEYL on March 17, 2024 and will target the largest volume nursing homes specializing in Alzheimer’s Disease, leveraging an account-based sales team with demonstrated success in LTC, positioning ZUNVEYL with Medicare payors, and developing strategic and clinical partnerships with consultant pharmacists and long-term care pharmacies. We have set the Wholesale Acquisition Cost (WAC) for its latest therapeutic product at $749 per month. This pricing reflects our commitment to balancing patient access with the value of innovative healthcare solutions. By establishing a competitive WAC price, we aim to enhance affordability and ensure patients can benefit from our advanced treatment options. Patients’ out-of-pocket cost for treatment with ZUNVEYL will depend on their length of treatment and their insurance. We have three additional pre-clinical development programs: ZUNVEYL in combination with memantine for the treatment of moderate-to-severe Alzheimer’s disease, ALPHA-1062 sublingual formulation, ALPHA-1062 intranasal (“ALPHA-1062IN”) formulation for the treatment of cognitive impairment with mild traumatic brain injury (mTBI; otherwise known as concussion) and ALPHA-0602, ALPHA-0702 & ALPHA-0802, also referred to as ‘Progranulin’ and ‘Progranulin GEM’s’, for the treatment of neurodegenerative diseases including amyotrophic lateral sclerosis, otherwise known as ALS or Lou Gehrig’s disease and spinal muscular atrophy (SMA).

ZUNVEYL, is a patented new innovative product being developed as a next generation acetylcholinesterase inhibitor for the treatment of Alzheimer’s disease, with expected minimal gastrointestinal side effects. ZUNVEYL’s active metabolite is differentiated from donepezil and rivastigmine in that it binds neuronal nicotinic receptors, most notably the alpha-7 subtype, which is known to have a positive effect on cognition. ZUNVEYL is in pre-clinical development in combination with memantine to treat moderate to severe Alzheimer’s disease, in pre-clinical development with sublingual formulation for patients suffering from dysphagia, and ALPHA-1062IN is intended to be out-licensed for pre-clinical development to study an intranasal formulation for cognitive impairment with mTBI.

Our other pre-clinical stage assets include ALPHA-0602, ALPHA-0702 & ALPHA-0802 (Progranulin and Progranulin GEM’s), which are expressed in several cell types in the central nervous system and in peripheral tissues, promotes cell survival, regulates certain inflammatory processes, and play a significant role in regulating lysosomal function and microglial responses to disease. Its intended use for the treatment of neurodegenerative diseases has been patented by us and ALPHA-0602 has been granted an Orphan Drug Designation for the treatment of ALS by the FDA. Orphan Drug Designation was provided for ALPHA-0602 by the Office of Orphan Drug Products, FDA on February 2020 based on the Federal Food Drug, and Cosmetic Act, whereby the ALPHA-0602 met the criteria designated in Section 526 of such Act. For a further description see the section entitled “Business - Government Regulation - Orphan Drug Designation”. The Orphan Drug Designation allows for exclusivity provisions provided the drug is approved first for indication: treatment of amyotrophic lateral sclerosis ALPHA-0702 and ALPHA-0802 are Granulin Epithelin Motifs, (“GEMs”), derived from full length progranulin which have therapeutic potential across multiple neurodegenerative diseases. GEMs have been shown to be important in regulating cell growth, survival, repair, and inflammation. ALPHA-0702 and ALPHA-0802 are designed to deliver this with potentially lower toxicity, and greater therapeutic effect. As the assets are pre-clinical assets and do not add material value to our business, we will not develop these assets further and instead will seek to out-license the assets to interested third parties. Given the early stage of discussion with third parties, we cannot assess value to a license agreement.

We are the parent company of Alpha Cognition Canada Inc. (“Alpha Canada” or “ACI Canada”) which is the parent company of Alpha Cognition USA Inc. (“ACI USA”). As of May 1, 2023, our common shares commenced trading on the CSE under the symbol “ACOG”, previously our shares were traded on the TSX-V until April 28, 2023, when we had them delisted. As of November 12, 2024, our common shares commenced trading on The Nasdaq Capital Market under the symbol “ACOG”. We were voluntarily delisted from the CSE and OTCQB on December 17, 2024.

Risk Factors

Our operations and financial results are subject to various risk and uncertainties. Before deciding to invest in our securities, you should carefully consider the factors described under “Risk Factors” beginning on page 7 of this prospectus, as well as the other information included elsewhere in this prospectus, and the risk factors described under “Part I, Item 1A. Risk Factors” in our most recent Annual Report on Form 10-K and in any subsequently-filed Quarterly Reports on Form 10-Q, and those contained in our other filings with the SEC that are incorporated by reference in this prospectus. Any of the foregoing risk factors could adversely affect our business, results of operations, financial condition and prospects. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also adversely affect our business operations.

Implications of Being an Emerging Growth Company

As a company with less than $1.235 billion in revenues during our last fiscal year, we qualify as an emerging growth company as defined in the Jumpstart Our Business Startups Act, or the JOBS Act, enacted in 2012. As an emerging growth company, we expect to take advantage of reduced reporting requirements that are otherwise applicable to public companies. These provisions include, but are not limited to:

●

being permitted to present only two years of audited financial statements, in addition to any required unaudited interim financial statements, with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure in this prospectus;

●	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended;

●	reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and registration statements;

●	exemption from certain executive compensation disclosure provisions requiring a pay-for-performance graph and CEO pay ratio disclosure; and

●	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

We elected to take advantage of all of these reduced reporting requirements and exemptions, including the longer phase-in periods for the adoption of new or revised financial accounting standards under §107 of the JOBS Act. Our election to use the phase-in periods may make it difficult to compare our financial statements to those of non-emerging growth companies and other emerging growth companies that have opted out of the phase-in periods under §107 of the JOBS Act.

Implications of Being a Smaller Reporting Company

Rule 12b-2 of the Exchange Act defines a “smaller reporting company” as an issuer that is not an investment company, an asset-backed issuer, or a majority-owned subsidiary of a parent that is not a smaller reporting company and that:

●

had a public float of less than $250 million as of the last business day of its most recently completed second fiscal quarter, computed by multiplying the aggregate worldwide number of shares of its voting and non-voting common equity held by non-affiliates by the price at which the common equity was last sold, or the average of the bid and asked prices of common equity, in the principal market for the common equity; or

●

in the case of an initial registration statement under the Securities Act, or the Exchange Act of 1934, as amended, which we refer to as the Exchange Act, for shares of its common equity, had a public float of less than $250 million as of a date within 30 days of the date of the filing of the registration statement, computed by multiplying the aggregate worldwide number of such shares held by non-affiliates before the registration plus, in the case of a Securities Act registration statement, the number of such shares included in the registration statement by the estimated initial public offering price of the shares; or

●

in the case of an issuer whose public float as calculated under the previous two bullet points was zero or less than $700 million, had annual revenues of less than $100 million during the most recently completed fiscal year for which audited financial statements are available.

We believe that we are a smaller reporting company, and as such that we will not be required and may not include a Compensation Discussion and Analysis section in our proxy statements; we will provide only two years of financial statements; and we need not provide the table of selected financial data. We also will have other “scaled” disclosure requirements that are less comprehensive than issuers that are not smaller reporting companies. These “scaled” disclosure requirements may make our securities less attractive to potential investors, which could make it more difficult for our security holders to sell their securities.

Recent Developments

●	On March 19, 2025, the Company announced the official commercial launch of ZUNVEYL.

●

On January 14, 2025, the Company announced the strategic appointments of Jen Pesa, Vice President of Commercial; Jack Kelly, Head of Market Access; Rommel Fernandez, Vice President of Corporate Strategy and Operations; and Kurt Grady, Vice President of Medical Affairs. These hires mark significant milestones in building Alpha Cognition’s commercial and medical teams.

●

On January 8, 2025, the Company announced an exclusive licensing agreement with China Medical System Holdings Limited (CMS) for the development, manufacturing and commercialization of ZUNVEYL (benzgalantamine) in Asia (excluding Japan), Australia and New Zealand. ZUNVEYL is a next generation acetylcholinesterase inhibitor approved in the US for the treatment of mild-to-moderate Alzheimer’s disease. Terms of the agreement total $44 million, which includes $6 million in total upfront payments split into tranches and development and commercial milestone payments. Additionally, ACI is eligible to receive royalties on net sales of ZUNVEYL in Asia (excluding Japan), Australia and New Zealand. CMS will be responsible for the regulatory, development, manufacturing, and commercialization of ZUNVEYL in the licensed territories.

NASDAQ Listing and Reverse Stock Split

On November 12, 2024, our common shares began trading on the Nasdaq Capital Market under the symbol “ACOG”.

On November 5, 2024, we completed a reverse stock split of our common shares with a stock split ratio of 1-for-25 (“Reverse Stock Split”). The Reverse Stock Split is intended to allow us to meet the minimum share price requirement of the Nasdaq Capital Market.

Except as otherwise indicated, all references to our common shares, share data, per share data and related information depict the effect of the Reverse Stock Split as if it had occurred at the beginning of the earliest period presented. The Reverse Stock Split combined each twenty five shares of our outstanding common shares into one common share, without any change in the par value per share which will remain no par value, and the Reverse Stock Split correspondingly adjusted, among other things, the number of common shares issuable upon exercise of outstanding options and warrants and the exercise price of such options and warrants and shares issuable upon conversion of preferred stock and other convertible securities. No fractional shares will be issued in connection with the Reverse Stock Split, and any fractional shares resulting from the Reverse Stock Split were rounded to the nearest whole share.

Corporate Information

Our principal office is located at 1452 Hughes Rd., Ste 200, Grapevine, Texas, 76051. Our registered and records office is located at 1200 - 750 West Pender Street, Vancouver, BC, V6C 2T8. Our phone number is 1-858-344-4375. Our website is www.alphacognition.com. We make available, free of charge, through our website, by way of a hyperlink to a third-party site that includes filings we make with the SEC website (www.sec.gov), our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports electronically filed or furnished pursuant to Section 15(d) of the Exchange Act. The information contained on, connected to or that can be accessed via our website is not, and shall not be deemed to be incorporated by reference into this prospectus. In addition, the public may read and copy any materials we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington D.C., 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330.

Additional Information

You should rely only on the information contained in this prospectus or incorporated herein by reference. We have not authorized anyone to provide you with additional information or information different from that contained in this prospectus filed with the SEC or incorporated herein by reference. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are offering to sell, and seeking offers to buy, the common shares and pre-funded warrants only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this document, regardless of the time of delivery of this prospectus or any sale of the common shares and pre-funded warrants. Our business, financial condition, results of operations, and prospects may have changed since the date hereof.

THE OFFERING

Issuer	Alpha Cognition Inc.

Common Shares Offered by the Selling Stockholders	Up to 2,090,558 common shares

Common Shares Outstanding	16,019,787 common shares

Use of Proceeds	We will not receive any proceeds from the sale of the common shares being offered for sale by the selling stockholders.

Plan of Distribution	The selling stockholders may sell all or a portion of the shares of common stock beneficially owned by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. Registration of the common stock covered by this prospectus does not mean, however, that such shares necessarily will be offered or sold. See the section entitled “Plan of Distribution.”

Dividend Policy	We have paid no dividends on the common shares to date, and we do not expect to pay dividends on our common shares in the foreseeable future.

Listed and Trading Symbol	Our common shares are currently traded on the Nasdaq under the symbol “ACOG” and, prior to November 12, 2024, were quoted for trading on the OTCQB under the symbol “ACOGF.” Our common shares were previously traded on the CSE, but were voluntarily delisted from the CSE on December 17, 2024.

Transfer Agent and Registrar	Computershare Investor Services Inc.

Risk Factors	You should carefully read and consider the information set forth under the heading “Risk Factors” and all other information set forth in this prospectus before deciding to invest in our common shares, pre-funded warrants, and warrants.

Tax Considerations	Please read “Material Canadian Federal Income Tax Considerations” and “Certain Material United States Federal Income Tax Considerations.”

Reverse Stock Split	On November 5, 2024, we completed the Reverse Stock Split of the outstanding common shares in a ratio of 1-for-25, i.e., each twenty five outstanding common shares were combined into one common share. The reverse stock split was approved by our Board of Directors. Except as otherwise indicated, all references to our common shares, share data, per share data and related information depict the Reverse Stock Split in a ratio of 1-for-25 as if it had occurred at the beginning of the earliest period presented.

The number of shares of our common stock to be outstanding is based on 16,019,787 common shares outstanding as of July 17, 2025 and excludes as of such date:

●	3,635,962 common shares issuable upon exercise of outstanding warrants with an average weighted exercise price of $7.37;

●	316,655 common shares issuable upon conversion of Class B Preferred Series A Shares;

●	746,240 common shares underlying options granted under our equity plans, exercisable at an average weighted exercise price of $4.50 per share; and

●	258,362 common shares underlying performance options granted under our equity plans, exercisable at an average weighted exercise price of $0.22 per share.

Unless otherwise indicated, all information in this prospectus assumes no exercise of the underwriters’ option to purchase additional securities from us and that no investor elects to purchase pre-funded warrants in lieu of common shares.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following tables set forth a summary of the historical audited consolidated financial data of Alpha Cognition as at and for the fiscal years ended December 31, 2024 and 2023 and the historical unaudited consolidated condensed financial data of Alpha Cognition as at and for the three month periods ended March 31, 2025 and 2024. The historical summary consolidated financial data set forth in the following tables has been derived from Alpha Cognition’s consolidated financial statements incorporated by reference in this prospectus. In our opinion, the unaudited interim consolidated financial statements have been prepared on a basis consistent with our audited consolidated financial statements and, in our opinion, contain all adjustments, consisting only of normal and recurring adjustments, necessary for a fair presentation of such interim financial statements. You should read this data together with Alpha Cognition’s consolidated financial statements and the related notes incorporated by reference in this prospectus. Alpha Cognition’s historical results are not necessarily indicative of our future results.

Condensed Consolidated Statements of Operations and Comprehensive Loss:

(expressed in United States Dollars)

	(Unaudited) Three months ended March 31,		Year ended December 31,
	2025	2024	2024	2023
Total revenue	$2,928,654	—	—	—

Total costs and expenses	$6,615,086	$4,411,518	$11,860,655	$9,938,093

Loss before other income (expenses)	$(3,686,432)	(4,411,518)	(11,860,655)	(9,938,093)
Total other income (expense)	1,679,889	(591,193)	(2,776,210)	(3,825,565)
Net Loss	(2,006,543)	(5,002,711)	(14,636,865)	(13,763,658)
Currency translation adjustment	—	—	—	(19,573)
Comprehensive loss	$(2,006,543)	$(5,002,711)	$(14,636,865)	$(13,783,231)

Net loss per share, basic and diluted	$(0.13)	$(0.87)	$(2.02)	$(3.84)
Weighted average shares to compute net loss per share, basic and diluted	16,019,787	5,744,639	7,247,864	3,585,440

Selected Consolidated Balance Sheet Data

(expressed in United States Dollars)

	(Unaudited) March 31,	December 31,
	2025	2024	2023
Cash and cash equivalents	$45,527,197	$48,546,210	$1,404,160
Total current assets	$48,118,956	$50,251,178	$1,918,439
Total assets	$48,608,419	$50,736,938	$2,452,170
Current liabilities	$2,807,397	$3,350,752	$2,615,993
Total long-term liabilities	$4,989,147	$5,923,141	$4,539,872
Total stockholders’ equity (deficiency)	$40,811,875	$41,463,045	$(4,703,695)
Total liabilities and stockholder’s equity (deficiency)	$48,608,419	$50,736,938	$2,452,170

RISK FACTORS

Investing in our securities involves a risk of loss. Before investing in our securities, you should carefully consider the risk factors described under “Risk Factors” in our Annual Report on Form 10-K filed with the SEC for the most recent year, in any applicable prospectus supplement and in our filings with the SEC, including our Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, together with all of the other information included in this prospectus and any prospectus supplement and the other information incorporated by reference herein and therein. These risks are not the only ones facing us. Additional risks not currently known to us or that we currently deem immaterial also may impair or harm our business and financial results. Statements in or portions of a future document incorporated by reference in this prospectus, including, without limitation, those relating to risk factors, may update and supersede statements in and portions of this prospectus or such incorporated documents. Please also refer to the section entitled “Special Note Regarding Forward-Looking Statements.”

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, and the documents incorporated by reference herein, contain certain “forward-looking statements” within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act and the Private Securities Litigation Reform Act of 1995, and are based on management’s current expectations. These forward-looking statements can be identified by the use of forward-looking terminology, including, but not limited to, “believes,” “may,” “will,” “would,” “should,” “expect,” “anticipate,” “seek,” “see,” “confidence,” “trends,” “intend,” “estimate,” “on track,” “are positioned to,” “on course,” “opportunity,” “continue,” “project,” “guidance,” “target,” “forecast,” “anticipated,” “plan,” “potential” and the negative of these terms or comparable terms.

Various factors could adversely affect our operations, business or financial results in the future and cause our actual results to differ materially from those contained in the forward-looking statements, including those factors discussed under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” or otherwise discussed in our Annual Report on Form 10-K for the fiscal year ended December 31, 2024, and in our other filings made from time to time with the SEC after the date of this prospectus.

For additional information about factors that could cause actual results to differ materially from those described in the forward-looking statements, please see the documents that we have filed with the SEC, including our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents and reports filed from time to time with the SEC.

All subsequent forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. We are not under any obligation to, and expressly disclaim any obligation to, update or alter any forward-looking statements whether as a result of such changes, new information, subsequent events or otherwise.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of the shares of our common stock being offered for sale by the selling stockholders.

PLAN OF DISTRIBUTION

We are registering the common shares issuable upon conversion of the notes and exercise of the warrants to permit the resale of these common shares by the holders of the notes and warrants from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the selling stockholders of the common shares, although we will receive the exercise price of any Warrants not exercised by the selling stockholders on a cashless exercise basis. We will bear all fees and expenses incident to our obligation to register the common shares.

The selling stockholders may sell all or a portion of the common shares held by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If the common shares are sold through underwriters or broker-dealers, the selling stockholders will be responsible for underwriting discounts or commissions or agent’s commissions. The common shares may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions, pursuant to one or more of the following methods:

●	on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

●	in the over-the-counter market;

●	in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

●	through the writing or settlement of options, whether such options are listed on an options exchange or otherwise;

●	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

●	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

●	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

●	an exchange distribution in accordance with the rules of the applicable exchange;

●	privately negotiated transactions;

●	short sales made after the date the Registration Statement is declared effective by the SEC;

●	broker-dealers may agree with a selling security holder to sell a specified number of such shares at a stipulated price per share;

●	a combination of any such methods of sale; and

●	any other method permitted pursuant to applicable law.

The selling stockholders may also sell common shares under Rule 144 promulgated under the Securities Act of 1933, as amended, if available, rather than under this prospectus. In addition, the selling stockholders may transfer the common shares by other means not described in this prospectus. If the selling stockholders effect such transactions by selling common shares to or through underwriters, broker-dealers or agents, such underwriters, broker dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling stockholders or commissions from purchasers of the common shares for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved). In connection with sales of the common shares or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the common shares in the course of hedging in positions they assume. The selling stockholders may also sell common shares short and deliver common shares covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales. The selling stockholders may also loan or pledge common shares to broker-dealers that in turn may sell such shares.

The selling stockholders may pledge or grant a security interest in some or all of the notes, warrants or common shares owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the common shares from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending, if necessary, the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholders also may transfer and donate the common shares in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

To the extent required by the Securities Act and the rules and regulations thereunder, the selling stockholders and any broker-dealer participating in the distribution of the common shares may be deemed to be “underwriters” within the meaning of the Securities Act, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act. At the time a particular offering of the common shares is made, a prospectus supplement, if required, will be distributed, which will set forth the aggregate amount of common shares being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling stockholders and any discounts, commissions or concessions allowed or re-allowed or paid to broker-dealers.

Under the securities laws of some states, the common shares may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the common shares may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

There can be no assurance that any selling stockholder will sell any or all of the common shares registered pursuant to the registration statement, of which this prospectus forms a part.

The selling stockholders and any other person participating in such distribution will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, including, without limitation, to the extent applicable, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the common shares by the selling stockholders and any other participating person. To the extent applicable, Regulation M may also restrict the ability of any person engaged in the distribution of the common shares to engage in market-making activities with respect to the common shares. All of the foregoing may affect the marketability of the common shares and the ability of any person or entity to engage in market-making activities with respect to the common shares.

We will pay all expenses of the registration of the common shares pursuant to the registration rights agreement, estimated to be $15,000 in total, including, without limitation, Securities and Exchange Commission filing fees and expenses of compliance with state securities or “blue sky” laws; provided, however, a selling stockholder will pay all underwriting discounts and selling commissions, if any. We will indemnify the selling stockholders against liabilities, including some liabilities under the Securities Act in accordance with the registration rights agreements or the selling stockholders will be entitled to contribution. We may be indemnified by the selling stockholders against civil liabilities, including liabilities under the Securities Act that may arise from any written information furnished to us by the selling stockholder specifically for use in this prospectus, in accordance with the related registration rights agreements or we may be entitled to contribution.

DESCRIPTION OF CAPITAL STOCK

Common Shares

Our authorized capital consists of an unlimited number of Common Shares without par value, an unlimited number of Class A restricted voting shares (“Restricted Shares”) and an unlimited number of Class B Preferred Series A shares (“Preferred Shares”). As of July 17, 2025, there were 16,019,787 common shares issued and outstanding and 316,655 Preferred Shares issued and outstanding.

There are options outstanding to purchase up to 2,054,121 common shares at an average weighted exercise price of $5.32. There are warrants outstanding to purchase up to 3,635,962 common shares at an average weighted exercise price of $7.37. There are performance shares outstanding to purchase up to 265,642 common shares at an exercise price of $0.22. Holders of Common Shares are entitled to one vote per Common Share at all meetings of shareholders, to receive dividends as and when declared by our Board of Directors (the “Board”) and to receive a pro rata share of our available for distribution to the shareholders in the event of the liquidation, dissolution or winding-up of our business. There are no pre-emptive, conversion or redemption rights attached to the Common Shares.

Holders of Common Shares do not have cumulative voting rights. Therefore, holders of a majority of the Common Shares voting for the election of directors can elect all of the directors. Holders of the Common Shares representing 331/3% the voting power of the capital stock issued, outstanding and entitled to vote, represented in person or by proxy, are necessary to constitute a quorum at any meeting of holders of Common Shares. A vote by two-thirds of the votes cast on a resolution are required to effectuate certain special resolutions at our annual general meeting. There are no provisions for sinking or purchase funds, for permitting or restricting the issuance of additional securities and any other material restrictions, and for requiring a holder of Common Shares to contribute additional capital.

Class A Restricted Voting Shares

We issued Restricted Shares to certain holders of common shares of Alpha Canada who are resident in the United States in connection with our Business Combination to allow us to maintain our status as a Foreign Private Issuer. As of January 1, 2023, we no longer qualify as a Foreign Private Issuer. On August 29, 2023, we converted all 280,000 outstanding Restricted Shares to Common Shares by resolution of the Board. There are currently no Restricted Shares issued and outstanding. The class of Restricted Shares differs from the Common Shares in that they do not entitle the holder to exercise voting rights in respect of our election of directors.

The Restricted Shares include the following restrictions, conditions and limitations:

1)

The holders of the Restricted Shares are entitled to receive notice of and attend all meetings of our shareholders and are entitled to vote at meetings of the holders of Common Shares, except those holders of Restricted Shares are not entitled to vote for the election or removal of our directors.

2)

The holders of Restricted Shares are entitled to receive dividends as and when declared by the Board, provided that no dividend may be declared or paid in respect of Restricted Shares unless concurrently therewith the same dividend is declared or paid on the Common Shares.

3)

The holders of Restricted Shares are entitled, in the event of any liquidation, dissolution or winding-up, whether voluntary or involuntary, or any other distribution of our assets among our shareholders for the purpose of winding up our affairs, to share ratably, together with the holders of the Common Shares, in such assets as are available for distribution.

4)	Restricted Shares may only be transferred pursuant to an offer to purchase Restricted Shares made to all of the holders of the Restricted Shares.

5)	If an offer is made to purchase all or substantially all of the Common Shares, each Restricted Share shall be deemed converted into one Common Share concurrent with closing of the offer.

Each Restricted Share may be convertible into one Common Share at the option of the holder of the Restricted Share at any time: (i) if we enter into a binding agreement that would result in a change of control; or (ii) if a meeting of shareholders is called to elect directors who are not our nominees or management or if a meeting of shareholders is called at which a contested election of directors will be considered.

Class B Preferred Series A Shares

The Class B Preferred Series A Shares were issued to certain founders of Alpha Canada in connection with our Business Combination.

The Class B Preferred Series A Shares include the following restrictions, conditions and limitations:

(1)	The Class B Preferred Series A Shares have a deemed issue price of $6.25 (“Deemed Issue Price”).

(2)

The holders of the Class B Preferred Series A Shares will be entitled to receive notice of and attend all meetings of our shareholders and will be entitled to vote at meetings of the holders of Common Shares. The holders of Class B Preferred Series A Shares will vote together with holders of Common Shares and Restricted Shares as a single class.

(3)

The holders of Class B Preferred Series A Shares will be entitled to receive dividends as and when declared by the Board. The Class B Preferred Series A Shares rank in priority to the Common Shares and Restricted Shares for payment of dividends. Dividends on the Class B Preferred Series A Shares are non-cumulative. If the holders of the Class B Preferred Series A Shares receive dividends in an aggregate amount equal to or greater than the Deemed Issue Price, the Class B Preferred Series A Shares shall be automatically converted to Common Shares.

(4)

In the event of any liquidation, dissolution or winding up of the business, whether voluntary or involuntary, the holders of the Class B Preferred Series A Shares shall be entitled to receive out of the assets and funds of the business, prior and in preference to any distribution of any our assets or funds to the holders of the Common Shares and Restricted Shares, an amount per Preferred Share equal to two times the Deemed Issue Price of the Class B Preferred Series A Shares (as appropriately adjusted for any stock dividends, combinations or splits) plus all accrued or declared but unpaid dividends on such Class B Preferred Series A Shares (the “Liquidation Preference”). After payment in full of the Liquidation Preference has been made to the holders of the Class B Preferred Series A Shares, all our remaining assets and funds legally available for distribution shall be distributed ratably among the holders of the Class B Preferred Series A Shares, Common Shares and Restricted Shares. Upon payment of the Liquidation Preference, each Class B Preferred Series A Shares will convert into one Common Share.

(5)

Each Class B Preferred Series A Shares shall, at the option of the holder, be convertible into Common Shares at the rate of one Common Share for each Preferred Share. All of the Class B Preferred Series A Shares will be automatically converted to Common Shares if any of the following events occur:

(a)

upon the completion of an initial public offering, or a reverse take-over with a qualifying secondary offering, pursuant to which the Common Shares are listed for trading on the New York Stock Exchange, NYSE Amex, the NASDAQ National Market or SmallCap Quotation System or a successor to any of the foregoing, raising at least $40 million, and a price per share which values our business at $160 million or more, prior to listing;

(b)

a third party makes a bona fide offer to acquire 100% of the Common Shares, or execute a merger or amalgamation in which effective control of the Company is transferred, and such offer has been approved by our Board and our shareholders, such that shareholders receive proceeds from the transaction of at least $160 million in the form of shares or cash or a combination of both;

(c)

a third party makes a bona fide offer to acquire all or substantially all of our assets, for sale proceeds of at least $180 million and such offer has been approved by the Board and our shareholders, and provided that the shareholders on closing receive proceeds from the transaction by way of dividend and return of capital or otherwise of at least $160 million; or

(d)

a third party makes a bona fide offer to acquire certain specific asset(s), for sale proceeds of at least $180 million, and provided that the provision of subsection (c) is not triggered, and such offer has been approved by the Board and provided that the shareholders on closing receive proceeds from the transaction by way of dividend, return of capital or otherwise of at least $160 million,

If the Class B Preferred Series A Shares are subject to automatic conversion as a result of the occurrence of one of the above events, prior to such conversion they shall be entitled to receive a dividend per Preferred Share equal to the Deemed Issue Price.

Listing

Our common stock is listed on the Nasdaq under the symbol “ACOG.”

Transfer Agent and Registrar

The transfer agent and registrar for our common shares is Computershare Investor Services Inc. with its principal office at 510 Burrard Street, 3rd Floor, Vancouver, British Columbia V6C 3B9.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table provides details of compensation plans under which our equity securities are authorized for issuance as of December 31, 2023. A description of the significant terms of each of our equity compensation plans of follows the table below:

The following table provides details of compensation plans under which equity securities of Alpha Cognition are authorized for issuance as of December 31, 2024. A description of the significant terms of each of the equity compensation plans of Alpha Cognition follows the table below:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted- average exercise price of outstanding options, warrants and rights(1) (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders(2)(3)(4)(5)	1,064,574	$3.50	2,202,714
Equity compensation plans not approved by securityholders	—	$—	—
Total	1,064,574	$3.50	2,202,714

Notes:

(1)	The exercise price for some options and Performance Shares is expressed in United States dollars.

(2)

The total number of securities which may be issued under the 2023 Plan is, at any time, 20% of the Company’s issued and outstanding Common Shares and Restricted Shares at such time. As of December 31, 2024, the Company has a total of 16,019,787 Common Shares and no Restricted Shares issued and outstanding.

(3)	178,632 Common Share options are issued and remain outstanding under the 2022 Stock Option Plan, at an average exercise price of $4.96 per share.

(4)	1,875,489 Common Share options are issued and remain outstanding under the 2023 Stock Option Plan, at an average exercise price of $4.25 per share.

(5)	265,642 Performance Options are issued and remain outstanding at an exercise price of $0.25 per share. These Performance Options were issued pursuant to the legacy compensation plan .

Stock option plans and other incentive plans

On June 19, 2025, our stockholders approved and adopted our 2025 Stock and Incentive Plan (the “New Incentive Plan”). The purpose of the New Incentive Plan is to promote the interests of the Company and its Shareholders by aiding the Company in attracting and retaining employees, officers, consultants, advisors, and non-employee directors capable of assuring the future success of the Company, to offer such persons incentives to put forth maximum efforts for the success of the Company’s business and to compensate such persons through stock-based awards and provide them with opportunities for stock ownership in the Company, thereby aligning the interests of such persons with the Shareholders.

The New Incentive Plan authorizes the compensation committee of the Board or such other committee designated by the Board to administer the New Incentive Plan to provide equity based compensation in the form of stock options, stock appreciation rights, restricted stock, restricted stock units, dividend equivalents, or other stock-based awards.

With the adoption of the New Incentive Plan, there will no longer be any grants under our existing 2022 Option Plan and 2023 Stock Option Plan, though existing grants under the prior plans will remain in effect in accordance with the terms of the applicable plan.

Exchange Controls

There are no governmental laws, decrees or regulations in Canada that restrict the export or import of capital, including foreign exchange controls, or that affect the remittance of dividends, interest or other payments to non-resident holders of the securities of Alpha Cognition, other than Canadian withholding tax. See “Material Canadian Federal Income Tax Considerations” below.

Registration Rights

Private Placement of Units

Pursuant to the Private Placement Subscription Agreement for Securities pursuant to which we sold the Units, we also granted the investors certain piggy-back registration rights, pursuant to which, for a period of one (1) year following the closing the private placement, if the Company’s files a registration statement under the Securities Act registering a public offering of its common shares (including common shares issuable upon conversion or exercise of other securities), the Company shall promptly give written notice of such proposed registration to all holders of common shares issued as part of the Q2 2023 PP or holders of common shares underlying warrants issued in the Q2 2023 PP and offer to include such common shares in the registration statement for resale by such holders. Each holder has ten (10) days from receipt of such notice to request that the Company include their shares in the registration statement for resale.

Upon receipt of a notice to participate from a holder, the Company agreed to use best efforts to cause all such common shares to be registered in the registration statement, to bring such registration statement effective and to maintain the effectiveness of the registration statement for a period of nine months.

Pursuant to an agreement signed by the selling stockholders in March and April 2024, certain warrantholders agreed to waive their registration rights in relation to the common shares underlying warrants issued in the Q2 2023 PP through March 31, 2025. The Company has agreed that on or prior to March 31, 2025, the Company will file a registration statement registering the resale of the common shares underlying the warrants issued in the Q2 2023 PP.

We have also agreed with Spartan and certain of its affiliates to register certain of the compensation shares granted to them in relation to the Q2 2023 PP. The Company has agreed that on or prior to March 31, 2025, the Company will file a registration statement registering the resale of the remaining compensation shares granted to Spartan and its affiliates in relation to the Q2 2023 PP.

Convertible Note Offering

Pursuant to the Company’s placement of Convertible Notes and related warrants, the Company granted registration rights pursuant to a registration rights agreement dated September 24, 2024. Under the registration rights agreement the Company agreed to file within 30 days of September 24, 2024, a registration statement on Form S-3 (or other available form) registering for resale by the purchasers of the Convertible Notes, the common shares issueable upon conversion of the Convertible Notes and upon exercise of the warrants accompanying the Convertible Notes. On October 16, 2024, the Company filed a resale registration statement registering for resale 866,716 common share issuance upon conversion of the Convertible Notes and exercise of the warrants for resale by the selling stockholder named therein. The Company may be required to file a post-effective amendment to the resale registration statement to register additional common shares for resale by the selling stockholders named therein to register: (i) 215,403 common shares underlying warrants issuable to such selling stockholders upon completion of a Qualified Offering (as described above), (ii) additional common shares held by such selling stockholders upon mandatory conversion of the Convertible Notes upon the closing of a Qualified Offering if the offering price per share in the Qualified Offering is less than the conversion price of the Convertible Notes and (iii) additional common shares underlying any warrants issued to the selling stockholders as a result of the mandatory conversion of the Convertible Notes upon the closing of a Qualified Offering.

DESCRIPTION OF PRIVATE PLACEMENT

September 2024 Convertible Note Transaction

The common shares offered for resale consist of (i) 801,413 common shares issued upon conversion of $4,545,000.00 USD principal amount of convertible notes of the Company at a conversion price of $5.75 per share and (ii) 646,253 common shares issuable upon exercise of warrants exercisable on or before September 24, 2029 at an exercise price of $7.19 per share, in each case, issued to our selling stockholders. The selling stockholders acquired their convertible notes and warrants from us in a private placement transaction that closed on September 24, 2024. Under the private placement, the Company issued approximately $4.545 million of convertible notes and 430,835 warrants to purchase 430,835 common shares. The securities were issued to the selling stockholders pursuant to the exemption under Rule 506(b) of Regulation D based, in part, on the representations made by the investors.

Subsequently, on November 13, 2024, as a result of the completion of the public offering, the Company’s convertible notes automatically converted pursuant to their terms into 801,413 common shares at a conversion price of $5.75 being the public offering price per share in the public offering. Additionally, the Company issued an additional 215,418 warrants exercisable to acquire 215,418 Common Shares at an exercise price of $7.19 per share and the exercise price of the Company’s existing 430,835 warrants issued in connection with the offering of the convertible notes was repriced from $10.55 per share to $7.19 per share.

November 2024 Public Offering

On November 12, 2024, the entered into an underwriting agreement (the “Underwriting Agreement”) with Titan Partners Group LLC, a division of American Capital Partners, LLC, as representative (the “Representative”) of the several underwriters identified on Schedule A of the Underwriting Agreement (the “Underwriters”), relating to the Company’s sale of 8,695,653 common shares, no par value, and/or pre-funded warrants of the Company to purchase up to 8,695,653 common shares at an exercise price of $0.0001 per share (the “Public Offering”). The Company also agreed to grant the representative of the Underwriters an option to purchase up to an aggregate of 1,184,592 additional common shares and/or pre-funded warrants.

On November 13, 2024 the Company consummated the Public Offering. Concurrently with the closing of the Offering, the Company issued underwriter’s warrants to purchase up to 608,696 common shares to the Representative and its designees. The underwriter’s warrants are exercisable beginning on May 8, 2025, and expire on November 8, 2029. On December 16, 2024, pursuant to the Underwriting Agreement, the Company issued representative’s purchase warrants to purchase up to an aggregate of 34,196 common shares in connection with the closing of the option granted to the Representative in the Underwriting Agreement. The representative’s purchase warrants may be exercised beginning on June 14, 2025 until November 8, 2029. The initial exercise price of each underwriter’s warrants and representative’s purchase warrants is $7.18 per share. The issuance of the underwriter’s warrants and the representative’s purchase warrants was made pursuant to the exemption from registration contained in Section 4(a)(2) of the Securities Act of 1933, as amended.

SELLING STOCKHOLDERS

The common shares being offered by the selling stockholders are those issued to the selling stockholders upon conversion of the convertible notes and issuable to the selling stockholders upon exercise of the warrants. For additional information regarding the issuance and conversion of the notes and the issuance of the warrants, see “Private Placement” above. We are registering the common shares in order to permit the selling stockholders to offer the shares for resale from time to time. Except for the ownership of the notes, conversion of the notes into common shares and the ownership of the warrants issued pursuant to the Securities Purchase Agreement, the selling stockholders have not had any material relationship with us within the past three years.

The table below lists the selling stockholders and other information regarding the beneficial ownership (as determined under Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder) of the common shares held by each of the selling stockholders. The second column lists the number of common shares beneficially owned by the selling stockholders, based on their respective ownership of common shares and warrants, as of July 17, 2025, assuming exercise of the warrants held by each such selling stockholder on that date but taking account of any limitations on exercise set forth therein.

The third column lists the common shares being offered by this prospectus by the selling stockholders and does not take in account any limitations on exercise of the warrants set forth therein.

In accordance with the terms of a registration rights agreement with the holders of the notes and the warrants, this prospectus generally covers the resale of the sum of (i) the number of common shares issued pursuant to the conversion of the Notes, including payment of interest on the notes through the date of conversion, and (ii) the maximum number of common shares issued or issuable upon exercise of the warrants, determined as if the outstanding warrants were exercised in full (without regard to any limitations on exercise contained therein solely for the purpose of such calculation) at the exercise price calculated as of the trading day immediately preceding the date this registration statement was initially filed with the SEC. Because the exercise price of the warrants may be adjusted, the number of shares that will actually be issued may be more or less than the number of shares being offered by this prospectus. The fourth column assumes the sale of all of the shares offered by the selling stockholders pursuant to this prospectus.

Under the terms of the warrants, a selling stockholder may not exercise the warrants to the extent (but only to the extent) such selling stockholder or any of its affiliates would beneficially own a number of shares of our common stock which would exceed 4.99% of the outstanding shares of the Company. The number of shares in the second column reflects these limitations. The selling stockholders may sell all, some or none of their shares in this offering. See “Plan of Distribution.”

Name of Selling Stockholder	Number of Common Shares Owned Prior to Offering(1)	Maximum Number of Common Shares be Sold Pursuant to this Prospectus(1)	Number of Common Shares Owned After the Offering(1)	Percentage of Common Shares Owned After the Offering(2)
Kestrel Flight Fund LLC(3)	79,630	79,630	—	0%
Manchester Explorer, L.P.(4)	828,759	238,889	589,870	3.6%
District 2 Capital Fund LP(5)	95,555	95,555	—	0%
Bigger Capital Fund, LP(6)	95,555	95,555	—	0%
Dirk Horn(7)	47,778	47,778	—	0%
Konrad Habsburg(8)	7,963	7,963	—	0%
Clive Anthony Caunter(9)	31,852	31,852	—	0%
Berkeley Greenwood(10)	6,970	6,370	600	*
Maryam Ettehadieh as Trustee of The Leila Ettehadieh Family Trust(11)	31,852	31,852	—	0%
Maryam Ettehadieh as Trustee of The Maryam Ettehadieh Family Trust(12)	31,852	31,852	—	0%
Pepper Grove Holdings Limited(13)	47,778	47,778	—	0%
Christopher Davis(14)	113,070	47,778	65,292	*
aurence Lytton(15)	63,704	63,704	—	0%
John Nutie Dowdle(16)	532,418	79,630	452,788	2.8%
Cool Blue Capital Management, LLC(17)	138,688	47,778	90,910	*
The Flying S Ranch Trust(18)	138,688	47,778	90,910	*
Dr. Vijay Singh(19)	304,032	95,555	208,477	1.3%
Solas Capital Partners, LP(20)	22,901	22,901	—	0%
Solas Capital Partners II, LP(21)	24,499	24,499	—	0%
Blackwell Partners LLC – Series A(22)	271,118	271,118	—	0%
Mary Carroll(23)	15,926	15,926	—	0%
Chantecler Capital S.A.(24)	15,926	15,926	—	0%
American Capital Partner, LLC(25)	128,578	128,578	—	0%
Jason Sands(26)	95,178	95,178	—	0%
Ryan Konik(27)	95,178	95,178	—	0%
Michael Sands(28)	95,177	95,177	—	0%
Nicholas Motola(29)	42,300	42,300	—	0%
Adam Sands(30)	95,177	95,177	—	0%
Jason Weintraub(31)	91,304	91,304	—	0%
TOTAL	3,589,405	2,090,558	1,498,847	—

*	Less than 1%

(1)	Represents all shares offered by such Selling Stockholder under this prospectus and assumes the Selling Stockholder sells all shares.

(2)	Based on 16,019,788 common shares outstanding as of July 17, 2025.

(3)	The named entity has its principal place of business at 149 Meadowbrook Rd, Weston, MA 02493 and Albert Hanser III, the managing partner of the entity, exercises voting and dispositive power over the shares being offered under this prospectus. Beneficial ownership includes 43,478 common shares issued under convertible notes, 23,698 common shares issuable upon exercise of warrants and 604 interest shares and 11,849 additional warrants.

(4)	The named entity has its principal place of business at 2 Calle Candina #1701, San Juan, PR 00907 and James Besser, the Managing Member of the entity, exercises voting and dispositive power over the shares being offered under this prospectus. Beneficial ownership includes 130,435 common shares issued under convertible notes, 71,095 common shares issuable upon exercise of warrants and 1,812 interest shares and 35,547 additional warrants. Beneficial ownership includes 379,343 common shares and 210,527 shares issuable upon exercise of warrants not being offered for sale under this prospectus. Beneficial ownership is subject to a blocker agreement limiting voting and investment control over such shares to 4.999% of the Company’s issued and outstanding voting securities at any time, including any common shares acquirable by Manchester Company LLC & Affiliates upon exercise, conversion or exchange of warrants, stock options, convertible notes or preferred stock or other similar securities.

(5)	The named entity has its principal place of business 14 Wall St, Huntington, NY 11743 and Michael Bigger, the managing member of the entity, exercises voting and dispositive power over the shares being offered under this prospectus. Beneficial ownership includes 52,174 common shares issued under convertible notes, 28,438 common shares issuable upon exercise of warrants and 725 interest shares and 14,219 additional warrants.

(6)	The named entity has its principal place of business at 11700 W Charleston BLVD 170-659, Las Vegas, NV 89135 and Michael Bigger, the managing member of the entity, exercises voting and dispositive power over the shares being offered under this prospectus. Beneficial ownership includes 52,174 common shares issued under convertible notes, 28,438 common shares issuable upon exercise of warrants and 725 interest shares and 14,219 additional warrants.

(7)	The named individual is resident in Texas and exercises voting and dispositive power over the shares being offered under this prospectus. Beneficial ownership includes 26,087 common shares issued under convertible notes, 14,219 common shares issuable upon exercise of warrants and 362 interest shares and 7,110 additional warrants.

(8)	The named individual is resident in the United Kingdom and exercises voting and dispositive power over the shares being offered under this prospectus. Beneficial ownership includes 4,348 common shares issued under convertible notes, 2,370 common shares issuable upon exercise of warrants and 60 interest shares and 1,185 additional warrants.

(9)	The named individual is resident in the United Kingdom and exercises voting and dispositive power over the shares being offered under this prospectus. Beneficial ownership includes 17,391 common shares issued under convertible notes, 9,479 common shares issuable upon exercise of warrants and 242 interest shares and 4,740 additional warrants.

(10)	The named individual is resident in the United Kingdom and exercises voting and dispositive power over the shares being offered under this prospectus. Beneficial ownership includes 3,478 common shares issued under convertible notes, 1,896 common shares issuable upon exercise of warrants and 48 interest shares and 948 additional warrants. Beneficial ownership includes 600 common shares not being offered for sale under this prospectus.

(11)	The named trust has its principal place of business in 65 South Edwardes Square, London W8 6HL, United Kingdom and Maryam Ettehadieh, the trustee of the trust, exercises voting and dispositive power over the shares being offered under this prospectus. Beneficial ownership includes 17,391 common shares issued under convertible notes and 9,479 common shares issuable upon exercise of warrants and 242 interest shares and 4,740 additional warrants.

(12)	The named trust has its principal place of business in 65 South Edwardes Square, London W8 6HL, United Kingdom and Maryam Ettehadieh, the trustee of the trust, exercises voting and dispositive power over the shares being offered under this prospectus. Beneficial ownership includes 17,391 common shares issued under convertible notes, 9,479 common shares issuable upon exercise of warrants and 242 interest interest shares and 4,740 additional warrants.

(13)	The named entity has its principal place of business in Wessex House, 2nd Floor, 45 Reid Street, Hamilton HM 12, Bermuda and Simon Ever Jonathan John Haggiag exercises voting and dispositive power over the shares being offered under this prospectus. Beneficial ownership includes 26,087 common shares issued under convertible notes, 14,219 common shares issuable upon exercise of warrants and 362 interest shares and 7,110 additional warrants.

(14)	The named individual is resident in the United Kingdom and exercises voting and dispositive power over the shares being offered under this prospectus. Beneficial ownership includes 26,087 common shares issued under convertible notes, 14,219 common shares issuable upon exercise of warrants and 362 interest shares and 7,110 additional warrants. Beneficial ownership includes 65,292 common shares not being offered for sale under this prospectus.

(15)	The named individual is resident in New York and exercises voting and dispositive power over the shares being offered under this prospectus. Beneficial ownership includes 34,783 common shares issued under convertible notes, 18,959 common shares issuable upon exercise of warrants and 483 interest shares and 9,479 additional warrants.

(16)	The named individual is resident in Mississippi and exercises voting and dispositive power over the shares being offered under this prospectus. Beneficial ownership includes 43,478 common shares issued under convertible notes, 23,698 common shares issuable upon exercise of warrants and 604 interest shares and 11,849 additional warrants. Beneficial ownership includes 230,712 common shares, 36,364 of which are held through Axos Clearing Cust FBO Nutie Dowdle IRA, and 185,712 common shares underlying warrants not being offered for sale under this prospectus.

(17)	The named entity has its principal place of business in 100 S Riverfront Dr. Jenks, OK 74037 and Brent Orr, the managing member of the entity, exercises voting and dispositive power over the shares being offered under this prospectus. Beneficial ownership includes 26,087 common shares issued under convertible notes, 14,219 common shares issuable upon exercise of warrants and 362 interest shares and 7,110 additional warrants. Beneficial ownership includes 90,910 common shares not being offered for sale under this prospectus jointly held through a joint business venture with Ryan Shay.

(18)	The named trust has its principal place of business in 1210 RS 877 Rd., St. Francis, KS 67756 and Ryan Shay, the trustee of the trust, exercises voting and dispositive power over the shares being offered under this prospectus. Beneficial ownership includes 26,087 common shares issued under convertible notes, 14,219 common shares issued upon exercise of warrants and 362 interest shares and 7,110 additional warrants. Beneficial ownership includes 90,910 shares issuable upon exercise of warrants not being offered for sale under this prospectus jointly held through a joint business venture with Brent Orr.

(19)	The named individual is resident in New Jersey and exercises voting and dispositive power over the shares being offered under this prospectus. Beneficial ownership includes 52,174 common shares issued under convertible notes, 28,438 common shares issuable upon exercise of warrants and 725 interest shares and 14,219 additional warrants. Beneficial ownership includes 113,330 common shares and 95,148 common shares issuable upon exercise of warrant not being offered for sale under this prospectus.

(20)	The named entity has its principal place of business in 1063 Post Road, 2nd Floor, Darien, CT 06820 and Tucker Golden, the managing member of the general partner of the entity, exercises voting and dispositive power over the shares being offered under this prospectus. Beneficial ownership includes 12,504 common shares issued under convertible notes, 6,816 common shares issuable upon exercise of warrants and 174 interest shares and 3,408 additional warrants.

(21)	The named entity has its principal place of business in 1063 Post Road, 2nd Floor, Darien, CT 06820 and Tucker Golden, the managing member of the general partner of the entity, exercises voting and dispositive power over the shares being offered under this prospectus. Beneficial ownership includes 13,377 common shares issued under convertible notes, 7,291 common shares issuable upon exercise of warrants and 186 interest shares and 3,646 additional warrants.

(22)	The named entity has its principal place of business in 280 S. Magnum Street, Suite 210, Durham, NC 27701 and Neil F. Triplett of the entity, exercises voting and dispositive power over the shares being offered under this prospectus. Beneficial ownership includes 148,032 common shares issued under convertible notes, 80,687 common shares issuable upon exercise of warrants and 2,056 interest shares and 40,343 additional warrants.

(23)	The named individual is resident in Ireland and exercises voting and dispositive power over the shares being offered under this prospectus. Beneficial ownership includes 8,696 common shares issued under convertible notes, 4,740 common shares issuable upon exercise of warrants and 121 interest shares and 2,370 additional warrants.

(24)	The named entity has its principal place of business in 3rd Floor, 62/64 Irish Town, GX11 1AA, Gibraltar and Charles Bottaro and Paul Stych, the directors of the entity, exercise shared voting and dispositive power over the shares being offered under this prospectus. Beneficial ownership includes 8,696 common shares issued under convertible notes, 118,492 common shares issuable upon exercise of warrants and 121 interest shares and 2,370 additional warrants.

(25)	The named entity has its principal place of business at 205 Oser Avenue, Hauppauge, New York 11788. Anthony Simone, the Chief Financial Officer of the entity, and Ed Cahill, the President of the entity, exercise joint voting and dispositive power over the shares being offered under this prospectus.

(26)	The named individual is resident in New York and exercises voting and dispositive power over the shares being offered under this prospectus.

(27)	The named individual is resident in New York and exercises voting and dispositive power over the shares being offered under this prospectus.

(28)	The named individual is resident in New York and exercises voting and dispositive power over the shares being offered under this prospectus.

(29)	The named individual is resident in New York and exercises voting and dispositive power over the shares being offered under this prospectus.

(30)	The named individual is resident in New York and exercises voting and dispositive power over the shares being offered under this prospectus.

(31)	The named individual is resident in New York and exercises voting and dispositive power over the shares being offered under this prospectus.

MATERIAL CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following summarizes the principal Canadian federal income tax consequences applicable to the holding and disposition of common shares in the capital of the Company by a United States resident, and who holds common shares solely as capital property, referred to in this summary as a “U.S. Resident”. This summary is based on the current provisions of the Income Tax Act (Canada) (the “Tax Act”), the regulations thereunder, all amendments thereto publicly proposed by the government of Canada, the published administrative practices of Revenue Canada, Customs, Excise and Taxation, and the current provisions of the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the “Canada-U.S. Tax Convention”). Except as otherwise expressly provided, this summary does not take into account any provincial, territorial or foreign (including without limitation, any United States) tax law or treaty. It has been assumed that all currently proposed amendments will be enacted substantially as proposed and that there is no other relevant change in any governing law or practice, although no assurance can be given in these respects.

Each U.S. Resident is advised to obtain tax and legal advice applicable to such U.S. Resident’s particular circumstances.

Every U.S. Resident is liable to pay a Canadian withholding tax on every dividend that is or is deemed to be paid or credited to the U.S. Resident on the U.S. Resident’s common shares. The statutory rate of withholding tax is 25% of the gross amount of the dividend paid. The Canada-U.S. Tax Convention reduces the statutory rate with respect to dividends paid to a U.S. Resident, if that U.S. Resident is eligible for benefits under the Canada-U.S. Tax Convention. Where applicable, the general rate of withholding tax under the Canada-U.S. Tax Convention is 15% of the gross amount of the dividend, but if the U.S. Resident is a company that owns at least 10% of the voting stock of the Company and beneficially owns the dividend, the rate of withholding tax is 5% for dividends paid or credited to such corporate U.S. Resident. The Company is required to withhold the applicable tax from the dividend payable to the U.S. Resident, and to remit the tax to the Receiver General of Canada for the account of the U. S. Holder.

A non-resident Holder generally will not be subject to tax under the Tax Act in respect of a capital gain realized on the disposition or deemed disposition of a common share unless the common share constitutes “taxable Canadian property” of the U.S. Resident for purposes of the Tax Act and the gain is not exempt from tax pursuant to the terms of the Canada-U.S. Tax Convention.

Provided that the common shares are listed on a “designated stock exchange” for purposes of the Tax Act (which currently includes the TSX) at the time of disposition, the common shares generally will not constitute “taxable Canadian property” of a U.S. Resident, unless at any time during the 60 month period immediately preceding the disposition: (i)     the U.S. Resident, persons with whom the U.S. Resident did not deal at “arm’s length” for the purposes of the Tax Act, or the U.S. Resident together with all such persons, owned 25% or more of the issued shares of any class of the Company and; (ii)  more than 50% of the fair market value of the common shares was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, “Canadian resource properties” (as defined in the Tax Act), “timber resource properties” (as defined in the Tax Act), or options in respect of, or interests in, or for civil law rights in, such property whether or not such property exists.

Certain withholding and reporting obligations will also generally apply in connection with the disposition of common shares by a U.S. Resident that constitutes, or are deemed to constitute, “taxable Canadian property” (and are not “treaty-protected property” as defined in the Tax Act).

U.S. Residents who may hold common shares as “taxable Canadian property” should consult their own tax advisors.

MATERIAL United States Federal Income Tax Considerations

The following is a general summary of material U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership, and disposition of common shares of the Company.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder arising from and relating to the acquisition, ownership, and disposition of common shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including specific tax consequences to a U.S. Holder under an applicable income tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. This summary does not address the U.S. federal net investment income, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences to U.S. Holders of the acquisition, ownership, and disposition of common shares. In addition, except as specifically set forth below, this summary does not discuss applicable tax reporting requirements. Each U.S. Holder should consult its own tax advisor regarding the U.S. federal net investment income, U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership and disposition of common shares.

No legal opinion from U.S. legal counsel or ruling from the Internal Revenue Service (the “IRS”) has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of common shares. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the conclusions described in this summary.

Scope of this Summary

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (whether final, temporary, or proposed), published rulings of the IRS, published administrative positions of the IRS, the Canada-U.S. Tax Convention, and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date of this document. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive or prospective basis which could affect the U.S. federal income tax considerations described in this summary. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.

U.S. Holders

For purposes of this summary, the term “U.S. Holder” means a beneficial owner of common shares that is for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the U.S.;

●	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the U.S., any state thereof or the District of Columbia;

●	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

●	a trust that (1) is subject to the primary supervision of a court within the U.S. and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

Non-U.S. Holders

For purposes of this summary, a “non-U.S. Holder” is a beneficial owner of common shares that is not a U.S. Holder or is a partnership. This summary does not address the U.S. federal income tax consequences to non-U.S. Holders arising from and relating to the acquisition, ownership, and disposition of common shares. Accordingly, a non-U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. federal net investment income, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences (including the potential application of and operation of any income tax treaties) relating to the acquisition, ownership, and disposition of common shares.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders that: (a) are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) have a “functional currency” other than the U.S. dollar; (e) own common shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) acquired common shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) hold common shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); (h) are subject to special tax accounting rules; (i) own, have owned or will own (directly, indirectly, or by attribution) 10% or more of the total combined voting power or the value of the outstanding shares of the Company; (j) are U.S. expatriates or former long-term residents of the U.S.; or (k) are subject to taxing jurisdictions other than, or in addition to, the U.S. U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders described immediately above, should consult their own tax advisor regarding the U.S. federal, U.S. federal net investment income, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership and disposition of common shares.

If an entity or arrangement that is classified as a partnership (or other “pass-through” entity) for U.S. federal income tax purposes holds common shares, the U.S. federal income tax consequences to such partnership and the partners (or owners) of such partnership generally will depend on the activities of the partnership and the status of such partners (or owners). This summary does not address the tax consequences to any such partnership or partner (or owner). Partners (or owners) of entities or arrangements that are classified as partnerships or as “pass-through” entities for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax consequences arising from and relating to the acquisition, ownership, and disposition of common shares.

Passive Foreign Investment Company Rules

If the Company were to constitute a “passive foreign investment company” under the meaning of Section 1297 of the Code, or a “PFIC”, as defined below, for any year during a U.S. Holder’s holding period, then certain different and potentially adverse rules will affect the U.S. federal income tax consequences to a U.S. Holder resulting from the acquisition, ownership and disposition of common shares. In addition, in any year in which the Company is classified as a PFIC, such holder will be required to file an annual report with the IRS containing such information as Treasury Regulations or other IRS guidance may require. A failure to satisfy such reporting requirements may result in an extension of the time period during which the IRS can assess a tax. U.S. Holders should consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file an IRS Form 8621.

PFIC Status of the Company

The Company generally will be a PFIC if, for a tax year, (a) 75% or more of the gross income of the Company is passive income (the “income test”), or (b) 50% or more of the value of the Company’s assets either produce passive income or are held for the production of passive income, based on the quarterly average of the fair market value of such assets (the “asset test”). “Gross income” generally includes all sales revenues less the cost of goods sold, plus income from investments and from incidental or outside operations or sources, and “passive income” generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.

Active business gains arising from the sale of commodities generally are excluded from passive income if substantially all (85% or more) of a foreign corporation’s commodities are stock in trade of such foreign corporation or other property of a kind which would properly be included in inventory of such foreign corporation, or property held by such foreign corporation primarily for sale to customers in the ordinary course of business and certain other requirements are satisfied.

For purposes of the PFIC income test and asset test described above, if the Company owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, the Company will be treated as if it (a) held a proportionate share of the assets of such other corporation and (b) received directly a proportionate share of the income of such other corporation. In addition, for purposes of the PFIC income test and asset test described above, and assuming certain other requirements are met, “passive income” does not include certain interest, dividends, rents, or royalties that are received or accrued by the Company from certain “related persons” (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income.

In addition, under certain attribution rules, if the Company is a PFIC, U.S. Holders will be deemed to own their proportionate share of the stock of any subsidiary of the Company that is also a PFIC, or a “Subsidiary PFIC”, and will be subject to U.S. federal income tax on their proportionate share of, (a) a distribution on the stock of a Subsidiary PFIC, and (b) a disposition or deemed disposition of the stock of a Subsidiary PFIC, both as if such U.S. Holders directly held the shares of such Subsidiary PFIC.

The Company does believe that it was classified as a PFIC during its most recently ended tax year, and will likely be a PFIC in future tax years. No opinion of legal counsel or ruling from the IRS concerning the status of the Company as a PFIC has been obtained or is currently planned to be requested. The determination of whether any corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether any corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each such tax year and, as a result, cannot be predicted with certainty as of the date of this document. Accordingly, there can be no assurance that the IRS will not challenge any determination made by the Company (or a Subsidiary PFIC) concerning its PFIC status. Each U.S. Holder should consult its own tax advisor regarding the PFIC status of the Company and any Subsidiary PFIC.

Default PFIC Rules Under Section 1291 of the Code

If the Company is a PFIC, the U.S. federal income tax consequences to a U.S. Holder of the acquisition, ownership, and disposition of common shares will depend on whether such U.S. Holder makes an election to treat the Company and each Subsidiary PFIC, if any, as a “qualified electing fund”, or “QEF”, under Section 1295 of the Code, or a “QEF Election”, or a mark-to-market election under Section 1296 of the Code, or a “Mark-to-Market Election”. A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election will be referred to in this summary as a “Non-Electing U.S. Holder”.

A Non-Electing U.S. Holder will be subject to the rules of Section 1291 of the Code with respect to, (a) any gain recognized on the sale or other taxable disposition of common shares, and (b) any excess distribution received on our common shares. A distribution generally will be an “excess distribution” to the extent that such distribution (together with all other distributions received in the current tax year) exceeds 125% of the average distributions received during the three preceding tax years (or during a U.S. Holder’s holding period for our common shares, if shorter).

Under Section 1291 of the Code, any gain recognized on the sale or other taxable disposition of common shares (including an indirect disposition of the stock of any Subsidiary PFIC), and any “excess distribution” received on common shares, must be ratably allocated to each day in a Non-Electing U.S. Holder’s holding period for the respective common shares. The amount of any such gain or excess distribution allocated to the tax year of disposition or distribution of the excess distribution and to years before the entity became a PFIC, if any, would be taxed as ordinary income. The amounts allocated to any other tax year would be subject to U.S. federal income tax at the highest tax rate applicable to ordinary income in each such year, and an interest charge would be imposed on the tax liability for each such year, calculated as if such tax liability had been due in each such year. A Non-Electing U.S. Holder that is not a corporation must treat any such interest paid as “personal interest”, which is not deductible.

If the Company is a PFIC for any tax year during which a Non-Electing U.S. Holder holds common shares, the Company will continue to be treated as a PFIC with respect to such Non-Electing U.S. Holder, regardless of whether the Company ceases to be a PFIC in one or more subsequent tax years. A Non-Electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above), but not loss, as if such common shares were sold on the last day of the last tax year for which the Company was a PFIC.

QEF Election

A U.S. Holder that makes a timely and effective QEF Election for the first tax year in which its holding period of its common shares begins generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to its common shares. A U.S. Holder that makes a timely and effective QEF Election will be subject to U.S. federal income tax on such U.S. Holder’s pro rata share of, (a) the net capital gain of the Company, which will be taxed as long-term capital gain to such U.S. Holder, and (b) the ordinary earnings of the Company, which will be taxed as ordinary income to such U.S. Holder. Generally, “net capital gain” is the excess of (i) net long-term capital gain over (ii) net short-term capital loss, and “ordinary earnings” are the excess of (i) “earnings and profits” over (ii) net capital gain. A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each tax year in which the Company is a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by the Company. However, for any tax year in which the Company is a PFIC and has no net income or gain, U.S. Holders that have made a QEF Election would not have any income inclusions as a result of the QEF Election. If a U.S. Holder that made a QEF Election has an income inclusion, such U.S. Holder may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge. If such U.S. Holder is not a corporation, any such interest paid will be treated as “personal interest”, which is not deductible.

A U.S. Holder that makes a timely and effective QEF Election with respect to the Company generally, (a) may receive a tax-free distribution from the Company to the extent that such distribution represents “earnings and profits” of the Company that were previously included in income by the U.S. Holder because of such QEF Election, and (b) will adjust such U.S. Holder’s tax basis in our common shares to reflect the amount included in income or allowed as a tax-free distribution because of such QEF Election. In addition, a U.S. Holder that makes a QEF Election generally will recognize capital gain or loss on the sale or other taxable disposition of common shares.

The procedure for making a QEF Election, and the U.S. federal income tax consequences of making a QEF Election, will depend on whether such QEF Election is timely. A QEF Election will be treated as “timely” if such QEF Election is made for the first year in the U.S. Holder’s holding period for our common shares in which the Company was a PFIC. A U.S. Holder may make a timely QEF Election by filing the appropriate QEF Election documents at the time such U.S. Holder files a U.S. federal income tax return for such year. If a U.S. Holder does not make a timely and effective QEF Election for the first year in the U.S. Holder’s holding period for our common shares, the U.S. Holder may still be able to make a timely and effective QEF Election in a subsequent year if such U.S. Holder also makes a “purging” election to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if such common shares were sold for their fair market value on the day the QEF Election is effective.

A QEF Election will apply to the tax year for which such QEF Election is timely made and to all subsequent tax years, unless such QEF Election is invalidated or terminated or the IRS consents to revocation of such QEF Election. If a U.S. Holder makes a QEF Election and, in a subsequent tax year, the Company ceases to be a PFIC, the QEF Election will remain in effect (although it will not be applicable) during those tax years in which the Company is not a PFIC. Accordingly, if the Company becomes a PFIC in another subsequent tax year, the QEF Election will be effective and the U.S. Holder will be subject to the QEF rules described above during any subsequent tax year in which the Company qualifies as a PFIC.

U.S. Holders should be aware that there can be no assurance that the Company will satisfy record keeping requirements that apply to a QEF, or that the Company will supply U.S. Holders with information that such U.S. Holders require to report under the QEF rules, in the event that the Company is a PFIC and a U.S. Holder wishes to make a QEF Election. Thus, U.S. Holders may not be able to make a QEF Election with respect to their common shares. Each U.S. Holder should consult its own tax advisor regarding the availability of, and procedure for making, a QEF Election.

A U.S. Holder makes a QEF Election by attaching a completed IRS Form 8621, including a PFIC Annual Information Statement, to a timely filed U.S. federal income tax return. However, if the Company does not provide the required information with regard to the Company or any of its Subsidiary PFICs, U.S. Holders will not be able to make a QEF Election for such entity and will continue to be subject to the rules of Section 1291 of the Code discussed above that apply to Non-Electing U.S. Holders with respect to the taxation of gains and excess distributions.

Mark-to-Market Election

A U.S. Holder may make a Mark-to-Market Election only if the common shares are marketable stock. Our common shares generally will be “marketable stock” if our common shares are regularly traded on, (a) a national securities exchange that is registered with the SEC, (b) the national market system established pursuant to section 11A of the U.S. Exchange Act, or (c) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that, (i) such foreign exchange has trading volume, listing, financial disclosure, and meets other requirements and the laws of the country in which such foreign exchange is located, together with the rules of such foreign exchange, ensure that such requirements are actually enforced, and (ii) the rules of such foreign exchange ensure active trading of listed stocks. If our common shares are traded on such a qualified exchange or other market, our common shares generally will be “regularly traded” for any calendar year during which our common shares are traded, other than in de minimis quantities, on at least 15 days during each calendar quarter.

A U.S. Holder that makes a Mark-to-Market Election with respect to its common shares generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to such common shares. However, if a U.S. Holder does not make a Mark-to-Market Election beginning in the first tax year of such U.S. Holder’s holding period for our common shares or such U.S. Holder has not made a timely QEF Election, the rules of Section 1291 of the Code discussed above will apply to certain dispositions of, and distributions on, our common shares.

A U.S. Holder that makes a Mark-to-Market Election will include in ordinary income, for each tax year in which the Company is a PFIC, an amount equal to the excess, if any, of (i) the fair market value of our common shares, as of the close of such tax year over (ii) such U.S. Holder’s tax basis in such common shares. A U.S. Holder that makes a Mark-to-Market Election will be allowed a deduction in an amount equal to the excess, if any, of (i) such U.S. Holder’s adjusted tax basis in our common shares, over (ii) the fair market value of such common shares (but only to the extent of the net amount of previously included income as a result of the Mark-to-Market Election for prior tax years).

A U.S. Holder that makes a Mark-to-Market Election generally also will adjust such U.S. Holder’s tax basis in our common shares to reflect the amount included in gross income or allowed as a deduction because of such Mark-to-Market Election. In addition, upon a sale or other taxable disposition of common shares, a U.S. Holder that makes a Mark-to-Market Election will recognize ordinary income or ordinary loss (not to exceed the excess, if any, of (i) the amount included in ordinary income because of such Mark-to-Market Election for prior tax years over (ii) the amount allowed as a deduction because of such Mark-to-Market Election for prior tax years).

A U.S. Holder makes a Mark-to-Market Election by attaching a completed IRS Form 8621 to a timely filed U.S. federal income tax return. A Mark-to-Market Election applies to the tax year in which such Mark-to-Market Election is made and to each subsequent tax year, unless our common shares cease to be “marketable stock” or the IRS consents to revocation of such election. Each U.S. Holder should consult its own tax advisor regarding the availability of, and procedure for making, a Mark-to-Market Election.

Although a U.S. Holder may be eligible to make a Mark-to-Market Election with respect to our common shares, no such election may be made with respect to the stock of any Subsidiary PFIC that a U.S. Holder is treated as owning, because such stock is not marketable. Hence, the Mark-to-Market Election will not be effective to eliminate the application of the default rules of Section 1291 of the Code described above with respect to deemed dispositions of Subsidiary PFIC stock or distributions from a Subsidiary PFIC.

Other PFIC Rules

Under Section 1291(f) of the Code, the IRS has issued proposed Treasury Regulations that, subject to certain exceptions, would cause a U.S. Holder that had not made a timely QEF Election to recognize gain (but not loss) upon certain transfers of common shares that would otherwise be tax-deferred (e.g., gifts and exchanges pursuant to corporate reorganizations). However, the specific U.S. federal income tax consequences to a U.S. Holder may vary based on the manner in which common shares are transferred.

Certain additional adverse rules will apply with respect to a U.S. Holder if the Company is a PFIC, regardless of whether such U.S. Holder makes a QEF Election. For example under Section 1298(b)(6) of the Code, a U.S. Holder that uses common shares as security for a loan will, except as may be provided in Treasury Regulations, be treated as having made a taxable disposition of such common shares.

Special rules also apply to the amount of foreign tax credit that a U.S. Holder may claim on a distribution from a PFIC. Subject to such special rules, foreign taxes paid with respect to any distribution in respect of stock in a PFIC are generally eligible for the foreign tax credit. The rules relating to distributions by a PFIC and their eligibility for the foreign tax credit are complicated, and a U.S. Holder should consult with their own tax advisor regarding the availability of the foreign tax credit with respect to distributions by a PFIC.

The PFIC rules are complex, and each U.S. Holder should consult its own tax advisor regarding the PFIC rules and how the PFIC rules may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of common shares.

Ownership and Disposition of Common Shares

The following discussion is subject to the rules described above under the heading “Passive Foreign Investment Company Rules”.

Distributions on Common Shares

Subject to the PFIC rules discussed above, a U.S. Holder that receives a distribution, including a constructive distribution, with respect to our common shares will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of the Company, as computed for U.S. federal income tax purposes. A dividend generally will be taxed to a U.S. Holder at ordinary income tax rates if the Company is a PFIC. To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Company, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in our common shares and thereafter as gain from the sale or exchange of such common shares. See the section entitled “Sale or Other Taxable Disposition of common shares” below. However, the Company may not maintain the calculations of earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder should therefore assume that any distribution by the Company with respect to our common shares will constitute ordinary dividend income. Dividends received on common shares generally will not be eligible for the “dividends received deduction”. Subject to applicable limitations and provided the Company is eligible for the benefits of the Canada-U.S. Tax Convention or the common shares are readily tradable on a United States securities market, dividends paid by the Company to non-corporate U.S. Holders generally will be eligible for the preferential tax rates applicable to long-term capital gains for dividends, provided certain holding period and other conditions are satisfied, including that the Company not be classified as a PFIC in the tax year of distribution or in the preceding tax year. The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

Sale or Other Taxable Disposition of Common Shares

Subject to the PFIC rules discussed above, upon the sale or other taxable disposition of common shares, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the amount of cash plus the fair market value of any property received and such U.S. Holder’s tax basis in such common shares sold or otherwise disposed of. Subject to the PFIC rules discussed above, gain or loss recognized on such sale or other disposition generally will be long-term capital gain or loss if, at the time of the sale or other disposition, our common shares have been held for more than one year.

Preferential tax rates apply to long-term capital gain of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gain of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

Additional Considerations

Receipt of Foreign Currency

The amount of any distribution paid to a U.S. Holder in foreign currency, or on the sale, exchange or other taxable disposition of common shares, generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt (regardless of whether such foreign currency is converted into U.S. dollars at that time). A U.S. Holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any U.S. Holder who converts or otherwise disposes of the foreign currency after the date of receipt may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Different rules apply to U.S. Holders who use the accrual method with respect to foreign currency. Each U.S. Holder should consult its own U.S. tax advisors regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Foreign Tax Credit

Subject to the PFIC rules discussed above, a U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on our common shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income that is subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

The foreign tax credit rules are complex and involve the application of rules that depend on a U.S. Holder’s particular circumstances. Accordingly, each U.S. Holder should consult its own U.S. tax advisor regarding the foreign tax credit rules.

Backup Withholding and Information Reporting

Under U.S. federal income tax law and Treasury Regulations, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, U.S. return disclosure obligations (and related penalties) are imposed on individuals who are U.S. Holders that hold certain specified foreign financial assets in excess of certain threshold amounts. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity. U.S. Holders may be subject to these reporting requirements unless their common shares are held in an account at certain financial institutions. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult with their own tax advisors regarding the requirements of filing information returns, including the requirement to file an IRS Form 8938.

Payments made within the U.S. or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of, common shares will generally be subject to information reporting and backup withholding tax, at the rate of 24%, if a U.S. Holder, (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on IRS Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, certain exempt persons generally are excluded from these information reporting and backup withholding rules. Backup withholding is not an additional tax. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner.

The discussion of reporting requirements set forth above is not intended to constitute a complete description of all reporting requirements that may apply to a U.S. Holder. A failure to satisfy certain reporting requirements may result in an extension of the time period during which the IRS can assess a tax, and under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting requirement. Each U.S. Holder should consult its own tax advisors regarding the information reporting and backup withholding rules.

LEGAL MATTERS

The validity of the issuance of the common shares offered by this prospectus have been passed upon for us by Morton Law LLP.

EXPERTS

Our financial statements for the years ended December 31, 2024, and 2023 incorporated by reference in this prospectus have been audited by Manning Elliott LLP, independent registered public accounting firm, as set forth in their report included herein.

INCORPORATION BY REFERENCE

In this prospectus, we “incorporate by reference” certain information that we file with the SEC, which means that we can disclose important information to you by referring you to that information. The information we incorporate by reference is an important part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. The following documents or information have been filed by us with the SEC and are incorporated by reference into this prospectus (other than, in each case, documents or information that are or are deemed to have been furnished rather than filed in accordance with SEC rules, including disclosure furnished under Items 2.02 or 7.01 of Form 8-K):

●	our Annual Report on Form 10-K for the fiscal year ended December 31, 2024, filed with the SEC on March 31, 2025;

●	our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2025;

●

the Company’s Proxy Statement on Schedule 14A, in connection with the Company’s June 19, 2025 annual general meeting of shareholders, including the information specifically incorporated by reference into our Annual Report on Form 10-K for the fiscal year ended December 31, 2024, as filed with the SEC on April 30, 2025;

●	our Current Reports on Form 8-K dated February 27, 2025, April 7, 2025 and June 23, 2025; and

●

the description of our common stock contained in our registration statement on Form 8-A filed on November 8, 2024, including any amendments or reports filed for the purposes of updating this description

All documents and reports that we file with the SEC (other than, in each case, documents or information that are or are deemed to have been furnished rather than filed in accordance with SEC rules) under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, which we refer to in this prospectus as the “Exchange Act,” from the date of this prospectus until the completion of the offering under this prospectus shall be deemed to be incorporated by reference into this prospectus. We also hereby specifically incorporate by reference all filings filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of the initial registration statement on Form S-3 to which this prospectus relates and prior to effectiveness of such registration statement. Unless specifically stated to the contrary, none of the information we disclose under Items 2.02 or 7.01 of any Current Report on Form 8-K that we may from time to time furnish to the SEC will be incorporated by reference into, or otherwise included in, this prospectus. The information contained on or accessible through any websites, including www.alphacognition.com, is not and shall not be deemed to be incorporated by reference into this prospectus.

You may request a copy of these filings, other than an exhibit to these filings unless we have specifically included or incorporated that exhibit by reference into the filing, at no cost, by writing or telephoning us at the following address:

Alpha Cognition Inc.
1452 Hughes Rd., Ste 200

Grapevine, Texas, 76051

(858) 344-4375

Any statement contained in a document incorporated or deemed to be incorporated by reference into this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus, any prospectus supplement, or any other subsequently filed document that is deemed to be incorporated by reference into this prospectus modifies or supersedes the statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may obtain such SEC filings from the SEC’s website at http://www.sec.gov. Copies of our periodic and current reports and proxy statements, may be obtained, free of charge, on our website at www.alphacognition.com. This reference to our internet address is for informational purposes only and the information contained on or accessible through such internet address is not and shall not be deemed to be incorporated by reference into this prospectus.

As permitted by SEC rules, this prospectus does not contain all of the information we have included in the registration statement and the accompanying exhibits and schedules we file with the SEC. You may refer to the registration statement, exhibits and schedules for more information about us and the securities. The registration statement, exhibits and schedules are available through the SEC’s website or at its public reference room.

Common Shares

PROSPECTUS

July 25, 2025